United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Communication of transaction with related party

Rio de Janeiro, April 9, 2025 – Vale S.A. ("Vale" or "Company"), in accordance with Article 33, item XXXII, of CVM Resolution No. 80, dated March 29, 2022, hereby announces the following transaction with a related party:

Related party’s name	Vale Japan Limited (“VJL”) and Mitsui & Co., Ltd. (“Mitsui”)
Relationship with the issuer	Mitsui is a shareholder of Vale S.A., and Vale S.A. is a shareholder of VJL through Vale Canada Limited
Transaction date	03/31/2025
Object of the contract	Sale of nickel briquette “tonimet” from VJL to Mitsui.
Duration of the object of the contract	03/31/2025 to 03/31/2026
Issuer’s contractual position	Creditor
Amount involved in the transaction	The total estimated value is US$346 million (R$1,988 million).
Existing outstanding balance	US$2 million
Main terms and conditions	The main rights and obligations are the same as those of an unrelated party and conventional for sales contracts. The seller's obligation to sell and the buyer's obligation to purchase. If no material is delivered, no obligations will arise between the parties. The competitive process followed the same procedures as with an unrelated party. Mitsui acts as the intermediary in the transaction as nickel briquette “tonimet” is resold to certain end-users, which VJL negotiates contractual terms directly.
Justification of the reasons why the issuer’s management considers that the transaction has met commuting conditions or provides for adequate compensatory payment	The sale price is based on the London Metal Exchange (LME), with a premium negotiated under market conditions on the same basis as other players.
Eventual participation of the counterparty, its partners, or administrators in the issuer's decision-making process regarding the transaction or negotiation of the transaction as representatives of the issuer, describing these interests.	As part of the decision-making process, the transaction was carried out in strict compliance with the Company’s Policy on Related Party Transactions and Conflict of Interest (“Policy”). The matter was deliberated by the Board of Directors and, as established in the Policy, among other actions, the restrained member of the Board of Directors did not receive any documentation pertinent to the matter nor did he participate in the discussions of this matter in Vale’s governance bodies, and the abstention and absence of the Director at the time of discussion and deliberation of this matter was recorded in the minutes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 9, 2025		Director of Investor Relations